PENWEST PHARMACEUTICALS CO.
39 Old Ridgebury Road, Suite 11
Danbury, Connecticut 06810-5120
October 29, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Laura Crotty

Re:	Penwest Pharmaceuticals Co.
Registration Statement on Form S-3
File No. 333-153697
Request for Acceleration
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Penwest Pharmaceuticals Co. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-153697), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on October 30, 2008, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 29, 2008

Very truly yours, PENWEST PHARMACEUTICALS CO.
By:	/s/ Jennifer L. Good
	Name:	Jennifer L. Good
	Title:	President and Chief Executive Officer